Exhibit 99.2

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

JULY 29, 2009

Management’s Discussion and Analysis (MD&A)
(July 29, 2009)

This discussion and analysis should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) as at and for the three and six month periods ended June 30, 2009 and 2008, the December 31, 2008 MD&A and audited Consolidated Financial Statements and the MD&A and unaudited Interim Consolidated Financial Statements as at and for the three months ended March 31, 2009 and 2008.  The Company’s Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). All comparisons are between the quarters ended June 30, 2009 and 2008, unless stated otherwise.  All amounts are in Canadian dollars unless otherwise indicated. Abbreviations used in this MD&A are listed on the page headed ‘Abbreviations’.

Second Quarter Results Summary

•
Cash provided by operating activities during the quarter was $1.1 billion, a decrease from $1.5 billion a year ago, primarly due to lower prices. Year-to-date cash provided by operating activities was $2.2 billion.

•	Net income was $63 million, down from $426 million a year earlier, also driven by lower prices.
•	Production averaged 424,000 boe/d, 2% below the second quarter of 2008. Year-to-date, production from continuing operations has averaged 426,000 boe/d, 6% above last year.
•	Netbacks were down 55% from a year earlier, averaging $27.41/boe with both oil and natural gas prices significantly lower due to the global economic slowdown.
•
Talisman has continued to strengthen its balance sheet.  Long-term debt net of cash and cash equivalents and bank indebtedness at quarter end was $2.0 billion, down from $3.9 billion at December 31, 2008.

•
The Company closed the sale of non-core midstream assets in Alberta and non-strategic properties in Southeast Saskatchewan and Trinidad and Tobago in the second quarter, with total proceeds of $1.3 billion.

•	Talisman has made exploration discoveries at Huron-1 (Colombia), Grevling (Norway) and Shaw (UK).
•	The Company is currently producing 30 mmcf/d from the Marcellus Shale play and has increased its 2009 drilling program to approximately 50 wells.

	Three months ended		Six months ended
June 30,	2009	2008	2009	2008
Financial (millions of C$ unless otherwise stated)
Net income (loss) from continuing operations	(433)	249	(526)	665
Net income from discontinued operations	496	177	1,044	227
Net income	63	426	518	892
C$ per common share
Net income – Basic	0.06	0.42	0.51	0.88
– Diluted	0.06	0.41	0.51	0.86
Net income (loss) from continuing operations
– Basic	(0.43)	0.24	(0.52)	0.65
– Diluted	(0.43)	0.24	(0.52)	0.64
Production (daily average)
Oil and liquids (bbls/d)	204,023	203,332	212,639	201,220
Natural gas (mmcf/d)	1,270	1,226	1,278	1,192
Continuing operations (mboe/d)	416	408	426	401
Discontinued operations (mboe/d)	8	24	11	25
Total mboe/d (6 mcf = 1 boe)	424	432	437	426

Higher oil and liquids and natural gas volumes from continuing operations were driven by increased production in Southeast Asia. The Company’s net income was impacted by the decline in global commodity prices. The increase in income from discontinued operations was a result of gains arising on three transactions that closed during the second quarter of 2009 (See ‘Discontinued Operations’ section of this MD&A).

Daily Average Production, Before Royalties
	Three months ended			Six months ended
June 30,	2009	2009 vs 2008 (%)	2008	2009	2009 vs 2008 (%)	2008
Continuing operations
Oil and liquids (bbls/d)
North America	31,602	(5)	33,136	31,869	(4)	33,203
UK	89,936	-	89,886	96,277	12	86,089
Scandinavia	31,165	5	29,709	33,009	8	30,451
Southeast Asia	38,094	6	35,847	37,719	3	36,537
Other	13,226	(10)	14,754	13,765	(8)	14,940
	204,023	-	203,332	212,639	6	201,220
Natural gas (mmcf/d)
North America	806	(6)	857	815	(3)	836
UK	21	11	19	25	56	16
Scandinavia	43	115	20	47	147	19
Southeast Asia	400	21	330	391	22	321
	1,270	4	1,226	1,278	7	1,192
Continuing operations (mboe/d)	416	2	408	426	6	401
Discontinued operations
North America	5		12	7		12
UK	-		4	-		5
Scandinavia	-		3	-		2
Other	3		5	4		6
Discontinued operations (mboe/d)	8	(67)	24	11	(56)	25
Total mboe/d (6 mcf = 1 boe)	424	(2)	432	437	3	426

Production from continuing operations increased by 2% over the previous year due principally to increased natural gas volumes in Southeast Asia.  On a year-to-date basis, production from continuing operations increased by 6% as a result of higher liquids production in the UK and increased natural gas volumes in Southeast Asia.

Natural gas production from continuing operations in North America decreased by 51 mmcf/d due principally to natural declines and the Edson plant turnaround, partially offset by successful development in the Montney core, Marcellus and Outer Foothills.

In the UK, oil and liquids production from continuing operations remained unchanged relative to the second quarter of 2008 since increased production from Tweedsmuir was offset by a compressor problem at Claymore.  In 2008, Tweedsmuir was not fully operational and an extended shutdown and reduced compressor availability impacted production from the Fulmar and Ross/Blake fields, respectively.

In Scandinavia, oil and liquids and natural gas production from continuing operations increased due to first production from Rev in January 2009, and new wells on production at Varg, partially offset by natural declines and a planned shutdown.

Natural gas production in Indonesia was 20% higher than last year, averaging 325 mmcf/d due to increased Corridor natural gas production. Malaysia/Vietnam gas production averaged 75 mmcf/d in the quarter, an increase of 16mmcf/d compared to the same period in 2008 due to additional gas production from the Northern Fields, which commenced production in July 2008.

Southeast Asia oil and liquids production from continuing operations increased by 6% relative to the same quarter in 2008 due principally to Song Doc production which began late in the fourth quarter of 2008, and a 37% increase in production in Australia, the result of the Corallina field being brought back on-stream after riser repairs had been completed.

Oil and liquids production from continuing operations in other areas decreased by 10% due principally to OPEC production restrictions and natural declines.

Volumes produced into (sold out of) inventory1

	Three months ended		Six months ended
June 30,	2009	2008	2009	2008
UK	(6,346)	1,639	(3,335)	(3,813)
Scandinavia	(560)	(10,190)	(2,971)	(151)
Southeast Asia	2,994	(379)	(4,059)	4,051
Other	(3,542)	(15,348)	(8,903)	1,238
Total produced into (sold out of) inventory – bbls/d	(7,454)	(24,278)	(19,268)	1,325
Total produced into (sold out of) inventory – mmbbls	(0.7)	(2.2)	(3.5)	0.2
Inventory at June 30 - mmbbls	1.6	3.3	1.6	3.3
1.	Includes impact of discontinued operations

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted.  The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred.  Volumes presented in the ‘Daily Average Production, Before Royalties’ table above represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

Company Netbacks 1, 2

	Three months ended		Six months ended
June 30,	2009	2008	2009	2008
Oil and liquids ($/bbl)
Sales price	66.48	124.66	59.77	110.16
Hedging loss	-	(0.72)	-	(0.60)
Royalties	8.28	21.04	6.84	18.36
Transportation	1.11	1.09	1.16	1.03
Operating costs	18.72	20.80	17.94	20.22
	38.37	81.01	33.83	69.95
Natural gas ($/mcf)
Sales price	4.88	10.55	5.26	9.38
Royalties	0.70	2.22	0.88	1.94
Transportation	0.25	0.33	0.26	0.28
Operating costs	1.20	1.17	1.19	1.09
	2.73	6.83	2.93	6.07
Total ($/boe) (6 mcf = 1 boe)
Sales price	47.90	94.46	45.99	83.89
Hedging loss	-	(0.37)	-	(0.31)
Royalties	6.24	17.23	6.08	15.08
Transportation	1.29	1.52	1.35	1.33
Operating costs	12.96	14.01	12.64	13.55
	27.41	61.33	25.92	53.62
1.	Netbacks do not include pipeline operations. Additional netback information by major product type and region is included elsewhere in this MD&A.
2.	Includes impact of discontinued operations.

During the second quarter, the Company’s average netback was $27.41/boe, 55% lower than in 2008.  Talisman’s realized price of $47.90/boe was 49% lower than 2008, due principally to lower global commodity prices.

The Company’s realized sale price does not include the impact of financial commodity derivatives discussed in the ‘Risk Management’ section of this MD&A.

Commodity Prices and Exchange Rates 1

	Three months ended			Six months ended
June 30,	2009	2009 vs 2008 (%)	2008	2009	2009 vs 2008 (%)	2008
Oil and liquids ($/bbl)
North America	56.55	(46)	105.27	49.29	(47)	93.07
UK	67.73	(45)	123.25	61.70	(44)	110.78
Scandinavia	67.89	(47)	129.08	61.91	(46)	113.98
Southeast Asia	70.61	(48)	136.86	61.79	(48)	117.91
Other	69.75	(51)	141.12	63.95	(47)	120.90
	66.48	(47)	124.66	59.77	(46)	110.16
Natural gas ($/mcf)
North America	4.37	(57)	10.25	4.94	(46)	9.08
UK	4.24	(57)	9.76	5.22	(43)	9.16
Scandinavia	4.22	(38)	6.77	7.24	15	6.28
Southeast Asia	6.01	(49)	11.67	5.69	(45)	10.41
	4.88	(54)	10.55	5.26	(44)	9.38
Total $/boe (6 mcf = 1 boe)	47.90	(49)	94.46	45.99	(45)	83.89
Benchmark prices and foreign exchange rates
WTI (US$/bbl)	59.62	(52)	123.98	51.33	(54)	110.94
Dated Brent (US$/bbl)	58.79	(52)	121.38	51.60	(53)	109.14
Tapis (US$/bbl)	57.17	(55)	125.73	53.17	(53)	113.02
NYMEX (US$/mmbtu)	3.60	(67)	10.80	4.23	(55)	9.45
AECO ($/gj)	3.27	(66)	9.68	3.97	(54)	8.59
US dollar/Canadian dollar exchange rate	1.17	18	0.99	1.21	22	0.99
Pound sterling/Canadian dollar exchange rate	1.81	(9)	1.99	1.80	(10)	1.99
1.	Includes impact of discontinued operations.

Realized oil and liquids prices decreased by 47%, and natural gas prices decreased by 54% relative to the second quarter of 2008, in line with the decline in global oil and gas prices.  Scandinavian gas prices during the six months ended June 30, 2009 were positively impacted by the commissioning of Rev, which is priced off the European gas market.  North America natural gas prices include the impact of physical commodity contracts.

Royalties1
	Three months ended
	2009		2008
June 30,	%	$ millions	%	$ millions
North America	11	55	18	208
UK	-	2	-	1
Southeast Asia	31	132	41	320
Other	41	32	54	179
Corporate Average	12	221	19	708

	Six months ended
	2009		2008
June 30,	%	$ millions	%	$ millions
North America	14	140	18	362
UK	-	2	-	5
Southeast Asia	34	277	41	523
Other	47	102	54	179
Corporate Average	14	521	18	1,069
1.	Includes impact of royalties related to sales volumes.

The corporate royalty expense from continuing operations for the second quarter was $221 million (12%), down $487 million from $708 million (19%) in 2008 due to reduced commodity prices.

Unit Operating Expenses1
	Three months ended			Six months ended
	2009	2009 vs 2008	2008	2009	2009 vs 2008	2008
June 30,	$/boe	(%)	$/boe	$/boe	(%)	$/boe
North America	10.19	6	9.65	10.06	13	8.87
UK	23.91	(18)	29.19	22.44	(23)	29.10
Scandinavia	17.80	(10)	19.81	17.39	(17)	21.04
Southeast Asia	6.81	6	6.43	6.61	14	5.80
Other	7.42	33	5.57	7.03	19	5.92
	12.96	(7)	14.01	12.64	(7)	13.55
1.	Includes impact of production volumes and expenses from discontinued operations.

Total Operating Expenses1

	Three months ended		Six months ended
June 30,	2009	2008	2009	2008
($ millions)
North America	154	158	305	282
UK	216	227	427	443
Scandinavia	62	80	137	137
Southeast Asia	64	56	131	90
Other	8	15	25	16
	504	536	1,025	968
1.	Includes operating expenses related to sales volumes.

Talisman has implemented a global review to identify and implement cost savings and operational efficiencies.  Some of the initiatives include reducing the number of vessels needed to support operations, improved logistics coordination and material handling and renegotiations with suppliers.  Operating costs are starting to be reduced by these initiatives, but the effect is impacted by the timing of maintenance activities and timing of crude oil liftings.

In North America, operating expenses were lower than the prior year due principally to lower power and maintenance costs.

In the UK, operating expenses decreased due principally to less maintenance work occurring in the second quarter of 2009 than the corresponding period in 2008, which included maintenance work at Tartan, Clyde, Piper, Flotta and Ross/Blake, the strengthening of the Canadian Dollar in relation to the British pound and savings from the cost reduction initiative offset by the timing of liftings. Unit operating expenses decreased following the disposition of higher cost properties.

In Scandinavia, operating expenses decreased due principally to the timing of liftings and cost reduction initiatives, partially offset by Rev production commencing in the first quarter of 2009.

In Southeast Asia, operating expenses increased due the timing of liftings, various shutdowns in the regions, and first oil production from Northern Fields in March 2009 and Song Doc coming on-stream in November 2008, offset by cost reductions and operational efficiencies.

Unit Depreciation, Depletion and Amortization (DD&A) Expense1

	Three months ended			Six months ended
June 30,	2009 $/boe	2009 vs 2008 (%)	2008 $/boe	2009 $/boe	2009 vs 2008 (%)	2008 $/boe
North America	18.84	11	16.96	18.32	9	16.76
UK	23.99	19	20.11	24.11	30	18.49
Scandinavia	24.65	(11)	27.82	23.98	(15)	28.16
Southeast Asia	8.74	17	7.48	9.75	40	6.95
Other	5.62	19	4.74	5.61	2	5.52
	17.63	11	15.86	17.51	12	15.62
1.	Includes impact of DD&A expense related to sales volumes.

Total DD&A Expense1
	Three months ended		Six months ended
June 30,	2009	2008	2009	2008
($ millions)
North America	283	269	554	523
UK	218	167	453	310
Scandinavia	87	110	190	174
Southeast Asia	82	63	192	111
Other	9	14	23	14
	679	623	1,412	1,132
1.	Includes DD&A expense related to sales volumes.

Total DD&A expense from continuing operations was $679 million, up 9% from the same period in 2008.  The increase in DD&A expense is principally related to a decline in oil reserves due to low oil prices.

The downward revision of reserves volumes at year-end resulting from low oil prices increased UK DD&A expense. In Scandinavia, the impact of the reserves reduction and commencement of Rev production in the first quarter of 2009 was more than offset by lower production at Brage and Gyda.

As noted in the 2008 year-end MD&A, the requirement to use year-end prices to calculate reserves resulted in one property in the UK and one property in Scandinavia having no proved reserves. As a result the net book value of these properties was charged to DD&A. Therefore, these producing properties will have no DD&A expense unless development capital is incurred, in which case it will be depleted immediately until the properties have proved reserves.

The DD&A expense in North America increased due principally to an increase in the land base being amortized.

Southeast Asia DD&A expense increased due principally to the timing of liftings and the commissioning of Northern Fields and Song Doc in 2008.

Corporate and Other
	Three months ended			Six months ended
June 30,	2009	2008	1	2009	2008	1
($ millions)
General and administrative (G&A) expense	86	75		167	139
Dry hole expense	51	70		295	134
Exploration expense	58	115		126	170
Interest on long-term debt	45	37		90	81
Capitalized interest	8	16		17	30
Stock-based compensation	117	270		150	260
Loss on held-for-trading financial instruments	438	530		365	598
Other revenue	(26)	(37)		(60)	(59)
Other expense, net	88	(6)		103	(22)
1	Restated for operations classified as discontinued subsequent to June 30, 2008.

G&A expense increased by $11 million relative to 2008, largely as a result of costs associated with executing the new corporate strategy, reorganization costs and other seasonal costs.

Dry hole expense decreased by $19 million compared to the same period in 2008.  The reduction is due principally to the receipt of $36 million from the sale of tax credits relating to exploration activity in Alaska previously expensed as dry hole.

Interest on long-term debt increased by $8 million relative to the same period in 2008 due principally to a decrease in capitalized interest. Capitalized interest costs are associated with the Yme development project in Scandinavia and the Auk North and South developments in the UK. When the assets are substantially complete interest is no longer capitalized. Capitalized interest decreased from the prior year as Northern Fields commenced production in July 2008 and Rev commenced production in January 2009.

Stock-based compensation relates principally to the change in value of the Company’s outstanding stock options and cash units for the period.  The Company’s stock-based compensation expense is principally based on the difference between the Company’s share price and the exercise price of its stock options or cash units. During the second quarter of 2009, the Company recorded stock-based compensation expense of $117 million relating principally to its stock option and cash unit plans. Since the introduction of the cash feature, approximately 97% of options exercised have been exercised for cash, resulting in reduced dilution of shares.

Talisman recorded a loss on held-for-trading financial instruments of $438 million.  A mark to market loss of $661 million that was due principally to the increase in oil prices was partially offset by the receipt of $193 million of cash settlements in relation commodity derivatives gains that were accrued at March 31, 2009.

Other revenue of $26 million includes $24 million of pipeline and processing revenue.

Other expense consists principally of foreign exchange losses.

Taxes

Effective Income Tax Rate
	Three months ended		Six months ended
June 30,	2009	2008	2009	2008
($ millions)
Income (loss) from continuing operations before taxes	(513)	713	(664)	1,468
Less PRT
Current	3	5	17	55
Deferred	23	72	23	69
Total PRT	26	77	40	124
	(539)	636	(704)	1,344
Income tax expense
Current income tax	175	502	307	735
Future income tax (recovery)	(281)	(115)	(485)	(56)
Total income tax expense	(106)	387	(178)	679
Effective income tax rate	20%	61%	25%	51%

The $493 million decrease in total income tax expense relative to the same period in 2008 is due principally to decreased revenues resulting from lower commodity prices.

The effective tax rate is expressed as a percentage of pre-tax income adjusted for PRT, which is deductible in determining taxable income.  The effective tax rate in the quarter was 20% due principally to a change in the mix of income between jurisdictions.

Capital Expenditures
	Three months ended			Six months ended
June 30,	2009	2009 vs 2008 (%)	2008	2009	2009 vs 2008 (%)	2008
($ millions)
North America	203	(34)	308	548	(23)	715
UK	204	(5)	214	381	(2)	388
Scandinavia	202	(5)	213	376	(4)	391
Southeast Asia	135	(32)	198	412	12	369
Other	65	150	26	127	142	53
Corporate, IS and Administrative	13	(32)	19	23	(18)	28
	822	(16)	978	1,867	(4)	1,944
Acquisitions	28		278	56		389
Proceeds on dispositions	(27)		-	(60)		-
Discontinued Operations
Proceeds on disposition	(1,285)		(342)	(1,931)		(342)
Capital expenditures	17		94	81		150
Total	(445)		1,008	13		2,141

North America capital expenditures during the quarter totalled $203 million, geared principally towards unconventional natural gas areas. These expenditures included the drilling of nine wells in the Marcellus Shale and five wells in the Montney Shale for a year-to-date total of  90 gross (50 net) gas wells and 2 gross (1 net) oil wells.  The decrease in capital spending is a result of reduced drilling and completion costs and a reduction in conventional activity.

UK capital expenditures during the quarter were comprised of $44 million on exploration principally related to the Shaw and Godwin discoveries.  The $160 million of development expenditure included development drilling in the Auk North, Claymore and Clyde fields.

In Scandinavia, the Company spent $69 million on exploration relating principally to the Grevling discovery announced in May and $133 million on development, which included the batch drilling of six wells at Yme and development drilling on the Brage, Veslefrikk and Gyda fields.

In Southeast Asia, capital expenditures of $135 million included $45 million on exploration, principally on one appraisal well in Block 15-2/01 in Vietnam, and $90 million on development, which includes the Northern Fields oil development, Laminaria and Corallina riser and flowline rework, and appraisal/development drilling in Block 15-2/01 in Vietnam.

An additional $54 million was spent on exploration in other areas including $15 million in the Kurdistan region of northern Iraq, $7 million in Colombia and $24 million in Peru, as well as $11 million on development.

Discontinued Operations

In accordance with Canadian generally accepted accounting principles, Talisman is required to report separately the results of continuing and discontinued operations.  Discontinued operations include the results from assets the Company expects to sell and the results, to the transaction closing date, of assets that have been sold.  Comparative results have been restated to reflect the impact of operations that have become discontinued since June 30, 2008.  See note 2 to the unaudited Interim Consolidated Financial Statements.

In line with the new strategic framework to exit non strategic areas, Talisman continues to rationalize its portfolio of assets.

In the second quarter of 2009, Talisman completed the sale of the following non-core assets:

•	oil and gas producing assets in Southeast Saskatchewan for proceeds of $710 million, resulting in a gain of $321 million, net of tax of $109 million.

•	certain of its midstream assets in Western Canada for proceeds of $297 million, resulting in a gain of $55 million, net of tax of $19 million.

•	assets in Trinidad and Tobago for proceeds of $278 million, resulting in a gain of $101 million, net of tax of nil.

In the first quarter of 2009, Talisman completed the sale of oil and gas producing assets in Western Canada and assets in the Netherlands for proceeds of $90 million and $596 million respectively resulting in after-tax gains of $57 million and $471 million respectively.

Talisman has entered into an agreement to sell a 10% share in the Yme field offshore development and three exploration licenses. The Company recorded an after-tax write-down of $8 million in 2008 and an additional after-tax write-down of $9 million in the first quarter of 2009, related to the sale, which is expected to be completed in the second half of 2009.

Talisman is currently negotiating the sale of assets in Tunisia.  The operating results of these assets are included in the results of discontinued operations.

In the second quarter of 2008, Talisman completed the sale of oil and gas producing assets in Western Canada and assets in Denmark for proceeds of $247 million and $95 million respectively, resulting in an after-tax gain of $119 million and an after-tax writedown of $18 million respectively.  Additionally, the Company recorded an after-tax write-down of $10 million in respect of oil and gas properties that were sold in the fourth quarter of 2008.

In the first quarter of 2008, the Company recorded an after-tax closing adjustment of $25 million related to the sale of UK oil and gas properties in 2007.

Results of Discontinued Operations

	Three months ended June 30
	North America		UK		Scandinavia		Other		Total
($ millions)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Income from discontinued operations, net of tax	16	44	-	8	-	19	3	15	19	86
Gain (loss) on disposition of assets, net of tax	376	119	-	(10)	-	(18)	101	-	477	91
Net income (loss) from discontinued operations	392	163	-	(2)	-	1	104	15	496	177

	Six months ended June 30
	North America		UK		Scandinavia		Other		Total
($ millions)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Income from discontinued operations, net of tax	29	75	-	20	-	20	19	24	48	139
Gain (loss) on disposition of assets, net of tax	433	119	471	15	(9)	(46)	101	-	996	88
Net income (loss) from discontinued operations	462	194	471	35	(9)	(26)	120	24	1,044	227

Daily Average Production Volumes of Discontinued Operations

	Three months ended		Six months ended
June 30,	2009	2008	2009	2008
North America
- oil and liquids (bbls/d)	5,221	7,181	6,911	7,000
- natural gas (mmcf/d)	1	30	3	32
UK
- oil and liquids (bbls/d)	-	823	-	1,272
- natural gas (mmcf/d)	-	19	-	21
Scandinavia
- oil and liquids (bbls/d)	-	2,717	-	2,429
Other
- oil and liquids (bbls/d)	2,905	5,260	3,900	6,048
Discontinued operations (mboe/d)	8	24	11	25

Liquidity and Capital Resources

Talisman’s long-term debt at June 30, 2009 was $4.3 billion ($2.0 billion, net of cash and cash equivalents, bank indebtedness and current portion of long-term debt).  While the long-term debt balance has increased by $368 million since December 31, 2008, the balance net of cash and cash equivalents and bank indebtedness has decreased from $3.9 billion outstanding at December 31, 2008 largely as a result of the proceeds of asset dispositions that closed during the second quarter of 2009.

Talisman’s surplus cash is anticipated to provide sufficient resources to fund its ongoing capital program in conjunction with cash flow from operating activities.  The surplus cash has been invested conservatively in bank deposits and highly rated marketable securities.

The Company has an active hedging program that partially protects 2009 cash flow from the effect of declining commodity prices (see ‘Risk Management’ section of this MD&A).

The majority of the Company’s debt matures subsequent to 2010, with approximately $174 million maturing in the second half of 2009 and $12 million in 2010.

At June 30, 2009 the Company had not drawn against its available $2.8 billion of bank lines of credit, which are fully committed through 2012. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders. The Company has further enhanced its liquidity with the issuance of US$200 million notes under a private placement agreement in March 2009 and US$700 million of public debt notes in June 2009.

The Company is in compliance with all of its debt covenants.

Two ratios that the Company uses to measure its financial strength are the long-term debt-to-long-term debt plus shareholders’ equity ratio, and debt-to-cash provided by operating activities ratio.  At June 30, 2009 long-term debt-to-long-term debt plus shareholders’ equity was 27% (December 31, 2008 – 26%).  For the twelve months ended June 30, 2009, the long-term debt-to-cash provided by operating activities ratio was 0.78:1 (2008 – 0.75:1). Both of these ratios are well below historical averages.

The Company routinely assesses the financial strength of its joint participants and customers, in accordance with credit risk guidelines. At this time, Talisman expects that such counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  Substantially all of the Company's trade accounts receivable at June 30, 2009 were current. Talisman had no customers with individually significant balances outstanding at June 30, 2009. Concentration of credit risk is mitigated by having a broad domestic and international customer base.  The maximum credit exposure associated with accounts receivable is the carrying value.

Derivative counterparty exposure decreased significantly during the second quarter of 2009 due principally to the settlement of contracts and increased oil prices.  The Company diversifies its derivative counterparty exposure.

The Company utilizes letters of credit largely pursuant to committed and uncommitted letter of credit facilities.  Letters of credit are issued by banks under these facilities and most are renewed annually.  At June 30, 2009, letters of credit totalling $1.1 billion had been issued.

Talisman’s investment grade senior unsecured long-term debt credit ratings from DBRS, Moody’s and S&P are BBB (high), Baa2 (negative outlook) and BBB, respectively.

On April 9, 2008, the Company filed, as part of a registration statement, a debt shelf prospectus in the US under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to US$2 billion of debt securities in the US public debt market.  The Company simultaneously filed a medium term note shelf prospectus in Canada pursuant to which it may issue up to $1 billion of medium term notes in the Canadian public debt market.  In June 2009, the Company issued US$700 million of notes pursuant to the shelf prospectus in the US.  The Company’s ability to issue further debt under these filings is dependent on market conditions.

In October 2008, the Company renewed its Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange. Pursuant to the NCIB, the Company may repurchase up to 50,938,512 of its common shares (representing 5% of the common shares outstanding at October 14, 2008) during the 12-month period commencing October 23, 2008 and ending October 22, 2009. Shareholders may obtain a copy of the Company’s notice of intention to make a normal course issuer bid free of charge by emailing the Company at tlm@talisman-energy.com.  During the six months ended June 30, 2009, Talisman did not repurchase any common shares of the Company under its NCIB.

At June 30, 2009, the Company had current assets of $4.0 billion and current liabilities of $2.6 billion, including assets and liabilities of discontinued operations. Working capital movements are difficult to predict, and are highly dependent on commodity prices and capital spending.

At June 30, 2009, there were 1,014,813,014 million common shares outstanding. Subsequent to June 30, 2009, no stock options were exercised for shares.

At June 30, 2009, there were 73,736,332 stock options and 10,625,310 cash units outstanding.  Subsequent to June 30, 2009, 20,815 stock options were exercised for cash, none were exercised for shares, none were granted and 181,200 were cancelled, with 73,534,297 outstanding at July 24, 2009.  Subsequent to June 30, 2009, 7,350 cash units were exercised, none were granted and 8,100 were cancelled with 10,609,860 outstanding at July 24, 2009.

In April 2009 the Company implemented a new long-term incentive plan and granted 4,988,024 performance share units (PSUs) to employees.  The units vest three years after the grant date and the number of PSUs that vest is subject to performance criteria being achieved in the areas of reserves replacement ratio, exploration resource additions and recycle ratio.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector.  The Company may make acquisitions, investments or dispositions, some of which may be material.  In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company’s liquidity and capital resources, refer to notes 10 and 13 to the 2008 audited Consolidated Financial Statements and notes 7 and 8 to the unaudited interim Consolidated Financial Statements.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors on the Company’s financial performance for 2009 (excluding the effect of derivative contracts) is summarized in the following table, based on an approximate WTI oil price of US$58/bbl, a NYMEX natural gas price of US$4/mmbtu and exchange rates of US$0.87=C$1 and UK£1=C$1.81

($ millions)	Net Income	Cash Provided by Operating Activities
Volume changes
Oil – 10,000 bbls/d	55	100
Natural gas – 60 mmcf/d	15	55
Price changes1
Oil – US$1.00/bbl	40	45
Natural gas (North America)2 – C$0.10/mcf	15	20
Exchange rate changes
US$/C$ decreased by US$0.01	30	35
C$/UK£ increased by C$0.02	(10)	-
1.
The impact of price changes excludes the effect of commodity derivatives.  See specific commodity derivatives terms in the Risk Management section of this MD&A, and note 10 to the unaudited Interim Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North American natural gas only.  The Company’s exposure to changes in the natural gas prices in the UK, Scandinavia and Malaysia/Vietnam is not material.  Most of the natural gas price in Indonesia is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

Commitment and Off Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are in the form of debt repayments; abandonment obligations; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company’s debt repayment obligations can be found in note 10 to the 2008 audited Consolidated Financial Statements and note 7 to the unaudited interim Consolidated Financial Statements. A discussion of the Company’s derivative financial instruments and commodity sales contracts can be found in the ‘Risk Management’ section of this MD&A.

There have been no significant changes in the Company’s expected future payment commitments, and the timing of those payments, since December 31, 2008. Refer to note 16 to the 2008 audited Consolidated Financial Statements.

Risk Management

Talisman monitors the Company’s exposure to variations in commodity prices, interest rates and foreign exchange rates.  In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates.  The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 1(l) to the 2008 audited Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at June 30, 2009, including their respective fair values, are detailed in note 10 to the unaudited interim Consolidated Financial Statements.

The Company may choose to designate derivative instruments as hedges for accounting purposes. To date, the Company has elected not to designate any commodity price derivative contracts entered into since January 1, 2007 as hedges.  Additionally, in 2008, the Company no longer designated its interest rate swap as a fair value hedge.  These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income immediately as gains or losses on held-for-trading financial instruments. This increases the volatility of net income.

As of July 24, 2009, fixed price oil and natural gas swaps, natural gas collars and oil put options were in place for approximately 35% and 50% of the Company's 2009 estimated remaining oil and North American natural gas production respectively.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at June 30, 2009, none of which were designated as a hedge:

Contract	Term	Average volume	Average price or floor/ceiling
Oil
Dated Brent and WTI crude oil collars	Jul-Dec 2009	76,000 bbls/d	US$74.40/101.16/bbl
Dated Brent and WTI crude oil collars	Jan-Dec 2010	50,000 bbls/d	US$51.53/71.66/bbl
Natural gas
AECO natural gas collars	Jul-Oct 2009	9,482 mcf/d	C$6.33/6.76/mcf
AECO natural gas put options	Jul-Dec 2009	222,827 mcf/d	C$6.33/mcf
AECO natural gas collars	Jan-Jun 2010	94,820 mcf/d	C$5.82/7.17/mcf
AECO natural gas collars	Jan-Dec 2010	47,410 mcf/d	C$5.78/7.39/mcf
ICE natural gas swaps	Jul 2009-Jun 2011	19,742 mcf/d	C$7.48/mcf

During the three months ended June 30, 2009 Talisman recorded a loss on held-for-trading financial instruments of $438 million related to commodity price derivatives and received cash of approximately $193 million principally related to commodity derivatives gains that were accrued at March 31, 2009.

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract.  The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following physical commodity contracts outstanding at June 30, 2009:

Contract	Term	Average volume	Average price or floor/ceiling
AECO natural gas swaps	Jul-Oct 2009	66,374 mcf/d	C$6.42/mcf
AECO natural gas collars	Jul-Oct 2009	104,302 mcf/d	C$6.34/6.99/mcf
AECO natural gas collars	Nov-Dec 2009	90,079 mcf/d	C$6.33/7.20/mcf
AECO natural gas swaps	Nov 2009-Dec 2010	14,223 mcf/d	C$6.33/mcf
AECO natural gas collars	Jan-Dec 2010	175,417 mcf/d	C$6.33/7.55/mcf
AECO natural gas swaps	Jul 2009-Dec 2011	3,671 mcf/d	C$3.41/mcf

Interest Rate and Foreign Exchange Swaps

In order to swap a portion of the US$375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually. The Company no longer designated the swap as a hedge starting in the fourth quarter of 2008, and, accordingly, recorded an after-tax unrealized gain of $17 million in the second quarter of 2009.

In conjunction with the issuance of the 4.44% C$350 million medium term notes due in 2011, the Company entered into a cross currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability. As a result, the Company is effectively paying interest semi-annually in US$ at a rate of 5.05% on a notional amount of US$304 million.  The cross currency swap is designated as a cash flow hedge.

Summary of Quarterly Results ($ millions unless otherwise stated)

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.
	Three months ended
	2009		20081				20071
	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30
Gross sales	1,798	1,839	2,145	3,262	3,707	2,356	2,285	2,165
Total revenue	1,603	1,573	1,795	2,698	3,022	2,007	1,932	1,821
Net income (loss) from continuing operations	(433)	(93)	1,167	1,362	249	416	271	212
Net income	63	455	1,202	1,425	426	466	656	352
Per common share ($)
Net income (loss) from continuing operations	(0.43)	(0.09)	1.15	1.35	0.23	0.40	0.27	0.21
Diluted net income (loss) from continuing operations	(0.43)	(0.09)	1.15	1.33	0.21	0.40	0.26	0.20
Net income	0.06	0.45	1.18	1.40	0.42	0.46	0.64	0.35
Diluted net income	0.06	0.44	1.17	1.38	0.41	0.45	0.63	0.34
1.	Prior periods have been restated to reflect the impact of discontinued operations. See note 2 to the unaudited Interim Consolidated Financial Statements.

During the second quarter of 2009, gross sales decreased by $1.9 billion over the same period in 2008 due principally to declining global commodity prices, partially offset by increased production from continuing operations.  The net loss from continuing operations of $433 million compares to net income from continuing operations of $249 million in the same period in 2008.  The change is due principally to decreased revenue and increased DD&A, partially offset by reductions in operating expenses, dry hole expense, stock-based compensation and a reduced loss on held-for-trading financial instruments.

New Accounting Standards

In February 2008, the CICA issued section 3064 relating to the recognition, measurement and disclosure of goodwill and intangible assets.  These recommendations are effective for Talisman’s 2009 reporting and have had no impact on the Company’s Consolidated Financial Statements.

In June 2009, the CICA revised section 3862 to include a hierarchy concept in measuring financial instruments, a requirement to provide disclosure concerning the fair value measurements of assets and liabilities for each hierarchy level and amendments to the liquidity disclosure requirements.  The recommendations are effective for Talisman’s 2009 annual reporting.  However, since Talisman has previously used a hierarchy concept in measuring financial instruments and provided such disclosure in its annual consolidated financial statements, this amendment will have no impact on Talisman’s 2009 reporting.

In January 2009, the CICA issued section 1601 which establishes standards for the preparation of consolidated financial statements.  These recommendations are effective January 1, 2011 with early adoption permitted.  The adoption of section 1601 is not expected to have a material impact on Talisman’s reporting.

In January 2009, the CICA issued section 1582 which establishes principles for the measurement of assets, liabilities and contingencies acquired at fair value, as well as recognizing acquisition-related and reorganization costs separately from the business combination within the consolidated statement of income.  These recommendations are effective for business combinations occurring after January 1, 2011, although early adoption is permitted.

International Financial Reporting Standards (IFRS)

In early 2008, the AcSB confirmed that IFRS will be adopted as Canadian GAAP to be applied to interim and annual reporting by publicly accountable enterprises, effective for January 1, 2011, including the compilation of comparatives for 2010.

Talisman’s IFRS conversion project is progressing according to the timetable established by management.  The Company has assembled a dedicated project team to review the impact of IFRS adoption, and to identify changes required to existing accounting policies and practices with the objective of enabling the Company to become IFRS compliant by 2011. This team reports regularly to a steering committee, senior management and the Audit Committee.  The project team has developed an IFRS changeover plan and work therein is ongoing. Under Phase I of the plan – to gather data, assess impacts and develop and commence conversion activities – a diagnostic report has been completed that identifies the high level differences between existing Canadian GAAP and IFRS.  The project team has utilized the results of the diagnostic report to substantially complete a set of assessments that analyzed the potential impact to accounting and other related processes and procedures, people and systems.  Senior management has approved these assessments, including the proposed accounting policies to be adopted under IFRS.  The project team is now focusing on the conversion of processes, systems and procedures to prepare for dual recording capabilities for the year 2010.  Phase I of the project is expected to be completed by early 2010.

Talisman is monitoring the development of standards issued by the International Accounting Standards Board and the Canadian Accounting Standards Board, as well as regulatory pronouncements issued by the Canadian Securities Administrators and the US Securities and Exchange Commission, which may affect the timing, nature or disclosure of the Company’s adoption of IFRS. In addition, the Company is also monitoring the IFRS adoption efforts of its peers and considering impacts, if any, to Talisman’s changeover plan. At the present time, the impact of the adoption of IFRS on the Company’s Consolidated Financial Statements is not determinable.

Internal Control over Financial Reporting

During the first quarter of 2009, Talisman implemented a new financial reporting consolidation application. The implementation of this new application was not in response to any deficiency in the Company’s internal controls, rather the application provides an improvement to the Company’s internal control environment. The application was rigorously tested prior to implementation and management believes this application provides an increased level of control over the consolidated financial statement preparation process.

There have been no other significant changes in Talisman’s internal control over financial reporting during 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Litigation

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs.  The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification and its refusal to consider the plaintiffs' proposed third amended complaint. A decision of the Second Circuit Court of Appeals is expected in 2009.  Talisman believes the lawsuit is entirely without merit.

Forward-Looking Information

This interim MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	increases in the 2009 drilling program;
•	business strategy and plans;
•	expected timing of closing of the disposition of assets in Tunisia and a 10% interest in Yme;
•	expected counterparty risk;
•	expected sources of funding for the capital program;
•	expected production to meet fixed price sales contract commitments;
•	expected timing of IFRS projects, and impact of IFRS;
•	expected impact of new accounting standards;
•	the merits or anticipated outcome or timing of pending litigation; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

With the exception of expected disposition closings, expected counterparty risk, expected timing of IFRS projects, expected impact of new accounting standards and the merits of pending litigation, each of the forward-looking information listed above are based on Talisman’s 2009 capital program as announced on January 13, 2009. The material assumptions supporting the 2009 capital program are (1) 2009 annual production of approximately 430 mboe/d; (2) a US$40/bbl WTI oil price for 2009 and (3) a US$5/mmbtu NYMEX natural gas price for 2009. 2009 production estimates are subject to the timing of development activities and include the anticipated completion of planned dispositions. The completion of any contemplated disposition is contingent on various factors including market conditions, the ability of the company to negotiate acceptable terms of sale and receipt of any required approvals of such dispositions.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this interim MD&A.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	the impact of the economy and credit crisis on the ability of the counterparties to our commodity price derivative contracts to meet their obligations under the contracts;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	changes in general economic and business conditions;
•	the possibility that government policies or laws may change or government approvals may be delayed or withheld; and
•	results of the Company’s risk mitigation strategies, including insurance and hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Financial Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information

Talisman makes reference to production volumes throughout this interim MD&A. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Use of ‘boe’

Throughout this interim MD&A, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6mcf:1bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Additional information related to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Abbreviations

The following list of abbreviations is used in this document:

AcSB	Canadian Accounting Standards Board
bbls/d	barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollar
CICA	Canadian Institute of Chartered Accountants
DBRS	DBRS Limited
FSO	Floating Storage and Offloading Vessel
gj	gigajoule
ICE	Intercontinental Exchange
LIBOR	London Interbank Offered Rate
mboe/d	thousand barrels oil equivalent per day
mcf	thousand cubic feet
mmbbls	million barrels
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
Moody’s	Moody’s Investor Service, Inc.
NYMEX	New York Mercantile Exchange
OPEC	Organization of Petroleum Exporting Countries
PRT	Petroleum Revenue Tax
S&P	Standard & Poor’s Corp.
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate